April 10, 2020

VIA EDGAR CORRESPONDENCE

Christopher R. Bellacicco

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2020
File No. 001-36364

Dear Mr. Bellacicco:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on April 9, 2020 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on March 31, 2020 (the “Proxy Statement”).

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response.

1.

On page 2, under “Adjournment of Meeting,” we note the last sentence of the first paragraph referencing that the chairman (or certain other officers) may adjourn or postpone the meeting. This language appears to provide discretionary authority to the chairman to adjourn the meeting for the purpose of soliciting additional proxies. Please note that the Staff does not view such adjournment as a matter that is covered by the discretionary authority given to the proxy holder under Rule 14a-4 under the Securities Exchange Act of 1934, as amended. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise the proxy card and disclosure accordingly.

Response:

Christopher R. Bellacicco

Securities and Exchange Commission

In response to the Staff’s comment, the Company will revise the relevant disclosure by adding the language marked in bold below to clarify that the authority referenced in that paragraph is established pursuant to the Company’s bylaws, so that the revised disclosure will read as follows:

In the event that a quorum shall fail to attend the Meeting, either in person or represented by proxy, the stockholders entitled to vote at the Meeting (present in person or represented by proxy) shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented by proxy. Any such adjournment proposed by a stockholder or person named as a proxy would require the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the Meeting. In addition, pursuant to the bylaws of the Company, if there are not sufficient votes for a quorum or to approve or ratify the proposal at the time of the Meeting, the chairman of the Meeting, or any other officer entitled to preside or to act as secretary at the Meeting, may adjourn or postpone the Meeting in order to permit further solicitation of proxies by the Company, without notice other than announcement at the meeting.

The Company respectfully advises the Staff that consistent with the Delaware General Corporation Law, Article II(F) of the Company’s bylaws provides that “any meeting of stockholders, whether or not there is a quorum, may be adjourned or postponed to any other time and from time to time to any other place at which a meeting of stockholders may be held under these Bylaws by the chair of the meeting or any other officer entitled to preside or to act as secretary at such meeting.” Such authority under the bylaws is separate and distinct from any discretionary authority given to a proxy holder pursuant to a proxy.

* * * * *

We hope that this response adequately addresses the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Helena Grannis at (212) 225-2376 or Katherine Clemens at (212) 225-2321.

Sincerely,

/s/ Helena K. Grannis
Helena K. Grannis

cc:	Ken Burke

            TPG Specialty Lending, Inc.

Adam E. Fleisher

Katherine M. Clemens

            Cleary Gottlieb Steen & Hamilton LLP